Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

JARDEN CORPORATION

(Under Section 242 of the General Corporation Law)

Jarden Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The name of the Corporation is Jarden Corporation.

2. The original certificate of incorporation of the Corporation was filed with the Secretary of State of Delaware on December 11, 2001, under the name of “Alltrista Reincorporation Mergersub, Inc.,” and the original certificate of incorporation was restated on December 18, 2001 (the “Restated Certificate of Incorporation”), and amendments to the Restated Certificate of Incorporation were subsequently duly filed and recorded.

3. The Restated Certificate of Incorporation is hereby amended by striking out Section A of Article VI and substituting in lieu of said Section A of Article VI, the following new Section A of Article VI:

“Section A. Number and Term.

The maximum number of directors shall be ten and the minimum number shall be two. The exact number may from time to time be specified by the Bylaws of the Corporation at not less than two nor more than ten. If the number of directors is not specified by the Bylaws, the number shall be six. Subject to the rights, if any, of the holders of shares of any class or series of Preferred Stock then outstanding to elect directors under specified circumstances as may be required by the GCL or applicable regulations of any exchange on which the Corporation’s capital stock may be listed, the directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as possible, as shall be specified by the Bylaws, one (1) class to be originally elected for a term expiring at the Annual Meeting of Shareholders to be held in 2002, another class to be originally elected for a term expiring at the Annual Meeting of Shareholders to be held in 2003, and another class to be originally elected for a term expiring at the

Annual Meeting of Shareholders to be held in 2004, with each director to hold office until his successor is elected and qualified. At each Annual Meeting of Shareholders of the Corporation, the successor of each director whose term expires at that Annual Meeting shall be elected to hold office for a term expiring at the Annual Meeting of Shareholders held in the third year following the year of his election, or until his successor is elected and qualified. Notwithstanding the foregoing, at the Annual Meeting of Shareholders to be held in each of 2015 and in 2016, the class of directors standing for election shall be elected for a term expiring at the Annual Meeting of Shareholders to be held in 2017. Commencing with the Annual Meeting of Shareholders in 2017, the classification of the directors shall cease and at such Annual Meeting and each Annual Meeting of Shareholders thereafter, the directors shall be elected for terms expiring at the next succeeding Annual Meeting of Shareholders, with each director to hold office until his or her successor shall have been duly elected and qualified.”

4. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment shall be effective upon filing.

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation, to be executed by its officer this 13th day of June, 2014.

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President - Administration, General Counsel and Secretary